UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

Contacts in Santiago, Chile	October 25, 2017

Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the Third Quarter of 2017 and Nine Months ended September 30, 2017

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter or accumulated period of the previous year, respectively. For a better understanding of the analysis per country, we include quarterly and accumulated figures in nominal local currency.

Consolidated Sales Volume for the quarter was 172.4 million unit cases, decreasing 3.5% regarding the same quarter of the previous year. Accumulated Sales Volume reached 535.3 million unit cases, decreasing 4.6% with respect to the previous year.

Consolidated Net Sales for the quarter amounted to Ch$417,902 million, decreasing 1.2% regarding the same quarter of the previous year. Accumulated Consolidated Net Sales reached Ch$1,324,581 million, representing a 5.3% increase regarding the previous year.

Consolidated Operating Income(1) for the quarter reached Ch$43,856 million, increasing 5.4% regarding the same quarter of the previous year. Accumulated Operating Income reached Ch$156,632 million, an 11.1% increase with respect to the previous year.

Consolidated EBITDA(2) increased 3.5% with respect to the same quarter of the previous year and reached Ch$68,363 million during the quarter. EBITDA margin reached 16.4%, an expansion of 73 basis points with respect to the same quarter of the previous year. Consolidated Accumulated EBITDA reached Ch$231,460 million, increasing 8.9% with respect to the previous year. EBITDA Margin for the period reached 17.5%, an expansion of 58 basis points with respect to the previous year.

Net Income attributable to the controllers for the quarter reached Ch$21,224 million, representing a 34.4% increase with respect to the same quarter of the previous year. Net margin reached 5.1%, an expansion of 134 basis points with respect to the same quarter of the previous year. Accumulated Net Income attributable to the controllers reached Ch$73,727 million, increasing 36.2% with respect to the previous year. Net Margin for the period reached 5.6%, an expansion of 126 basis points with respect to the previous year.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“In a situation of macroeconomic stagnation in the countries in which we operate, the 3.5% growth of consolidated EBITDA continues showing that the strategy we have implemented of focusing on efficiencies, control over costs and expenses, has lead us to positive results. Moreover, net income for the quarter grew by 34.4%. In addition, despite the drop in volumes in some of the operations, our proper market execution led us to show gains of market share in all our franchisees compared with the previous quarter. At the end of August we started production in Chile of a reformulated Fanta and Sprite, which goes in line with our intention to reduce the amount of sugar per liter sold. In this way, Fanta and Sprite reduced sugar by 60% and 50%, respectively, of their original recipes, maintaining its characteristic orange and lemon flavors. Thus, in the last 18 months we have reformulated the sugar content of 32 products and consequently 65% of the portfolio in Chile is currently made up of low-calorie and calorie-free products. Finally, we want to announce the incorporation of the Company in the FTSE4Good Emerging Index. Becoming a part of this index confirms the Company’s commitment with our collaborators, communities, the environment and our investors.”

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Superintendence of Securities and Insurance and determined in accordance to IFRS.

(2) EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso and the Paraguayan Guaraní depreciated by 15.6% and 1.0%, respectively against the U.S. Dollar, while the Brazilian Real and the Chilean Peso appreciated against the U.S. Dollar by 2.6% and 2.9%, respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 16.0%, 0.4% and 3.9%, respectively, generating a negative accounting impact due to the conversion of figures. On average during the first nine months of the year the Argentine Peso, depreciated against the U.S. Dollar by 11.5%, while the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní appreciated by 10.8%, 3.9%, and 0.7%, respectively. The Argentine Peso and the Paraguayan Guaraní depreciated against the Chilean Peso by 13.8% and 3.2%, respectively, generating a negative accounting impact due to the conversion of figures. While the Brazilian Real appreciated by 7.8% generating a positive accounting impact upon conversion of figures.

3rd Quarter 2017 vs. 3rd Quarter 2016

Consolidated Sales Volume for the quarter reached 172.4 million unit cases, decreasing 3.5% with respect to the same period of 2016, mainly explained by the reduction of volume of our operation in Brazil, which is explained by macroeconomic factors that are negatively impacting the economy of this country having an effect over consumption that were not able to be offset by the volume growth in Paraguay.

Consolidated Net Sales reached Ch$417,902 million, a 1.2% decrease, explained by the previously mentioned drop in volumes and the negative effect upon translation of figures from all our subsidiaries. This was partially offset by price increases in Argentina, Chile and Paraguay.

Consolidated Cost of Sales decreased by 0.7%, which is mainly explained by (i) the lower costs due to lower volumes sold, (ii) the devaluation of the Argentine Peso and the Paraguayan Guarani against the Chilean peso, and (iii) the positive effect over dollarized costs of the appreciation of the Brazilian Real and the Chilean Peso against the U.S. Dollar. This was partially offset by (i) the higher cost of sugar and (ii) the shift in the mix towards products that carry a higher unit cost such as juices, waters and others.

Consolidated Selling, General and Administrative Expenses (SG&As) decreased by 4.3%, which is mainly explained by (i) the devaluation of the Argentine Peso and the Paraguayan Guarani against the Chilean Peso, (ii) lower advertising expenses in Brazil, (iii) lower labor costs in Chile, and (iv) lower freight expenses in Brazil. This was partially offset by (i) inflation in Argentina that impacts costs such as labor, freight and services provided by third parties, (ii) higher freight expenses in Chile and Paraguay, and (iii) higher labor costs in Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$43,856 million, a 5.4% growth. Operating Margin was 10.5%.

Consolidated EBITDA amounted to Ch$68,363 million, growing 3.5%. EBITDA Margin was 16.4%.

Net Income attributable to the controllers for the quarter was Ch$21,224 million, a 34.4% growth and net margin reached 5.1%.

Nine Months ended September 30, 2017 vs. Nine Months ended September 30, 2016

Consolidated Sales Volume reached 535.3 million unit cases, representing a 4.6% decrease with respect to the same period of 2016, mainly explained by the volume contraction of our franchises in Brazil, Argentina and Chile. Consolidated Net Sales reached Ch$1,324,581 million, a 5.3% growth.

Consolidated Cost of Sales increased 5.2%, mainly explained by (i) the effect upon translation of figures from our subsidiary in Brazil, (ii) increased concentrate costs resulting from the implementation of price increases in Brazil, Argentina and Paraguay, (iii) greater cost of sugar in Argentina, Chile and Paraguay, and (iv) greater labor costs in Argentina. This was partially offset by (i) the devaluation of the Argentine Peso against the Chilean Peso, and (ii) lower costs resulting from lower volumes sold.

Consolidated Selling, General and Administrative Expenses (SG&As) increased 3.2% which is mainly explained by (i) the effect of inflation in Argentina over expenses such as labor, freight and services provided by third parties, (ii) the effect upon translation of figures from our subsidiary in Brazil, and (iii) greater freight expenses in Chile and Paraguay. This was partially offset by (i) the effect upon translation of figures from our subsidiaries in Argentina and Paraguay, (ii) lower marketing expenses in Brazil, and (iii) lower depreciation charges in Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$156,632 million, an increase of 11.1%. Operating Margin was 11.8%.

Consolidated EBITDA amounted to Ch$231,460 million, an 8.9% growth. EBITDA Margin was 17.5%.

Net Income attributable to the controllers was Ch$73,727 million, a 36.2% growth and net margin reached 5.6%.

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the U.S .Dollar by 15.6%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it depreciated by 16.0% generating a negative accounting impact on the conversion of figures upon consolidation. On average during the first nine months of the year the Argentine Peso depreciated against the U.S. Dollar by 11.5% which has a negative effect over our costs in dollars. With respect to the Chilean peso, it depreciated by 13.8%, therefore generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

3rd Quarter 2017 vs. 3rd Quarter 2016

Sales Volume for the quarter decreased 3.4%, reaching 47.2 million unit cases, explained by a volume reduction in the soft drink category, which was partially offset by the growth in the juices and water categories. Volumes during the quarter continue being negatively impacted by macroeconomic factors, although dissimilar sectorial realities can be observed, with certain sectors starting to show recovery. Our market share in the soft drinks segment reached 62.2 points, increasing 90 points basis with respect to the same period of the previous year and 40 basis points with respect to the last quarter.

Net Sales reached Ch$122,196 a 2.9% increase in the reporting currency explained by the implementation of price increases and that was partially offset by (i) the decrease in volumes, and (ii) by the effect upon translation of figures. Net Sales in local currency increased by 22.8%.

Cost of Sales increased 3.8%, and in local currency they increased by 23.8%. The latter is mainly explained by (i) increased sales having a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, (iii) the shift in the mix towards products carrying a higher unit costs, (iv) greater cost of sugar, and (v) the effect of the devaluation of the Argentine Peso over our costs expressed in U.S. Dollars. This was partially offset by lower costs resulting from lower sales volume.

SG&As decreased 0.1% in the reporting currency explained by the effect upon translation of figures. In local currency, these expenses increased 19.3%, mainly explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties and that were partially offset by other operating income classified under this item.

The foregoing effects led to an Operating Income of Ch$12,300 million, a 9.4% increase. Operating Margin was 10.1%. In local currency Operating Income increased 30.9%.

EBITDA amounted to Ch$16,599 million, reflecting a 7.8% growth. EBITDA Margin was 13.6% an expansion of 61 basis points. On the other hand, in local currency, EBITDA increased 28.7%.

Nine Months ended September 30, 2017 vs. Nine Months ended September 30, 2016

Sales Volume reached 148.4 million unit cases, decreasing 5.0%. Net Sales reached Ch$392,350 million, a 9.3% increase explained by implementation of price increases, which was partially offset by the negative effect of the depreciation of local currency regarding the reporting currency upon the consolidation of figures. In local currency, Net Sales increased 26.8%, which was explained by the implementation of price increases and partially offset by the drop in volumes.

Costs of Sale increased 9.7%, which is explained in part by the effect of translation of figures. In local currency they increased by 27.2%, which is mainly explained by (i) increased sales having a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, (iii) the shift in the mix towards products carrying a higher unit costs, (iv) greater cost of sugar, and (v) the effect of the devaluation of the Argentine peso over U.S. Dollar denominated costs. This was partially offset by lower costs resulting from lower sales volume.

SG&As increased 6.4% in the reporting currency. In local currency they increased 23.3% which is mainly explained by the effect of local inflation over expenses such as labor, freight and services provided by third parties and partially offset by other operating income classified under this item.

The foregoing mentioned impacts, led to an Operating Income of Ch$42,670 million, a 17.3% growth. Operating Margin was 10.9%. In local currency Operating Income grew 37.6%.

EBITDA amounted to Ch$56,003 million, a 15.1% growth. EBITDA Margin was 14.3%. On the other hand EBITDA Margin in local currency grew by 34.5%.

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Brazilian Real appreciated by 2.6% against the U.S. Dollar, having a direct positive impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 0.4%. On average during the first nine months of the year the Brazilian Real appreciated against the U.S. Dollar by 10.8%, having a direct positive impact over our costs expressed in U.S. Dollars. With respect to the Chilean peso, it appreciated by 7.8%, therefore generating a positive accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

3rd Quarter 2017 vs. 3rd Quarter 2016

Sales Volume during the quarter reached 56.9 million unit cases, an 8.1% decrease, explained by volume reductions in all of the categories in which we participate. Volumes during the quarter continue to be influenced by macroeconomic and political factors and by low consumer trust levels that are impacting consumption. In addition the basis of comparison from last year includes incremental volume sold as a result of the Rio 2016 Olympic Games. Soft drinks market share in our franchises in Brazil reached 64.1 points, 130 basis points higher regarding the same period of the previous year and regarding the second quarter of this year.

Net Sales reached Ch$137,080 million, an 8.3% decrease. In local currency, Net Sales decreased 7.8%, which is mainly explained by the sales volume reduction partially offset by the implementation of price increases above inflation. However, given that the basis of comparison of last year includes the volume sold during the Rio 2016 Olympic Games, which had a high average price since a greater portion of the volume was immediate consumption, average income per unit case only increased by 0.4%

Cost of Sales decreased 7.7% in the reporting currency. In local currency it decreased 7.3% which is mainly explained by (i) decreased revenues which has a direct incidence over concentrate costs, (ii) lower volumes sold, and (iii) the positive impact of the appreciation of the Brazilian Real over our costs expressed in US Dollars. This was partially offset by (i) the shift in the mix towards products that carry a higher unit cost and (ii) the greater cost of sugar.

SG&As decreased 11.8% in the reporting currency. In local currency, these decreased 11.4% which is mainly explained by (i) lower marketing expenses and (ii) lower freight costs resulting from lower volume sold.

The aforementioned effects led to an Operating Income of Ch$14,051 million, a 1.5% decrease. Operating Margin was 10.3%. In local currency, Operating Income it decreased 0.6%.

EBITDA amounted to Ch$20,905 million, it decreased 0.4% regarding the previous year. EBITDA Margin was 15.3%, an expansion of 120 basis points. In local currency EBITDA increased by 0.3%.

Nine Months ended September 30, 2017 vs. Nine Months ended September 30, 2016

Sales Volume reached 177.0 million unit cases, decreasing 9.8%. Net Sales reached Ch$439,460 million, a 3.5% growth explained by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales decreased 3.9% regarding the same period of the previous year, explained by the already mentioned volume reduction which was not able to be offset by the implementation of price increases.

Cost of Sales increased 2.5%, which is mainly explained by the effect of translation of figures. In local currency it decreased by 4.8%, which is mainly explained by (i) lower volumes sold, (ii) decreased revenues which has a direct incidence over the cost of concentrate and (iii) lower costs in U.S. Dollars of dollarized raw materials. These effects were partially offset by the (i) shift in the mix towards products carrying a higher unit cost and (ii) the greater cost of sugar.

SG&As increased 1.6% in the reporting currency mainly explained by the effect upon translation of figures. In local currency they decreased 5.1% which is explained by (i) lower marketing expenses and (ii) lower freight costs resulting from lower volumes sold.

The foregoing mentioned impacts, led to an Operating Income of Ch$55,189 million, a 13.4% increase. Operating Margin was 12.6%. In local currency, Operating Income increased 4.0%.

EBITDA reached Ch$76,529 million, an increase of 12.8% regarding the previous year. EBITDA Margin was 17.4%. In local currency EBITDA increased by 4.0%.

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Chilean Peso appreciated by 2.9% against the U.S. Dollar, which has a positive impact over our costs expressed in U.S. Dollars. On average during the first nine months of the year the Chilean peso appreciated against the U.S. Dollar by 3.9% which has a positive impact over our costs expressed in U.S. Dollars.

3rd Quarter 2017 vs. 3rd Quarter 2016

Sales Volume during the quarter reached 52.3 million unit cases, representing a 2.5% decrease. On the other hand, volume market share for soft drinks, reached 67.9 points during the period increasing 30 basis points compared to the second quarter of the year, and decreasing 110 basis points compared to the same quarter of the previous year.

Net Sales reached Ch$123,447 million decreasing 1.1%, explained by the aforementioned reduction in volumes, partially offset by an increase in average income.

Cost of Sales decreased by 0.7%, explained by (i) the lower cost in U.S. Dollars of PET resin and (ii) the positive impact of the appreciation of the Chilean Peso over dollarized costs. This was partially offset by (i) the shift in the mix towards products that carry a higher unit cost and (ii) the greater cost of sugar.

SG&As decreased 2.1%, which is mainly explained by lower labor costs. This was partially offset by greater distribution freight expenses.

The aforementioned effects led to an Operating Income of Ch$12,283 million, 1.2% lower when compared to the previous year. Operating Margin was 10.0%.

EBITDA reached Ch$22,963 million, a 1.0% decrease. EBITDA Margin was 18.6%, an expansion of 3 basis points.

Nine Months ended September 30, 2017 vs. Nine Months ended September 30, 2016

Sales Volume reached 163.8 million unit cases, representing a 0.4% decrease explained by the drop in the soft drinks category and partially offset by the increase of the juices and water categories. Net Sales reached Ch$393,039 million, reflecting a 3.1% growth, explained by the increase in average prices.

Cost of Sales increased 4.2%, which is mainly explained by (i) the shift in the mix towards products that carry a higher unit cost such as juices, waters and others, and (ii) the greater sugar cost. This was partially offset (i) by the appreciation of the Chilean peso which has a positive impact over costs expressed in U.S. Dollars and (ii) by the lower cost in U.S. Dollars of PET resin.

SG&As increased 1.4% which is mainly explained by greater distribution freight expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$44,299 million, 2.0% higher when compared to the previous year. Operating Margin was 11.3%.

EBITDA amounted to Ch$76,197 million, increasing 2.0%. EBITDA Margin was 19.4%.

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2016 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated 1.0% with respect to the U.S. Dollar, which has a negative impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 3.9%, generating a negative accounting impact on the conversion of figures upon consolidation. On average during the first nine months of the year, the Paraguayan Guaraní appreciated 0.7% against the U.S. Dollar which has a positive effect over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated 3.2%, originating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

3rd Quarter 2017 vs. 3rd Quarter 2016

Sales Volume during the quarter reached 15.9 million unit cases, representing a 13.2% growth, explained by growths in the sales volume of all categories. Volumes were boosted by favorable weather conditions during the quarter and border trade reactivation. Also, our volume market share for soft drinks reached 70.7 points during the quarter, 250 basis points higher compared to the same quarter of the previous year and 180 basis points above the last quarter.

Net Sales reached Ch$35,446 million, an increase of 17.0%. In local currency Net Sales increased 22.0%, which was explained by the implementation of price increases during the quarter and by volume growths.

Cost of Sales increased 18.0% and in local currency it increased 23.0% mainly explained by (i) greater volume sold, (ii) the shift in the mix towards products carrying a higher unit cost such as juices, and (iii) increased sugar costs.

SG&As increased 2.5% and in local currency they increased 6.5 % mainly explained by (i) greater labor costs and (ii) greater distribution freight expenses, which was partially offset lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$6,443 million, an increase of 35.0% compared to the previous year. Operating Margin was 18.2%. In local currency Operating Income increased 41.3%.

EBITDA reached Ch$9,118 million, a 19.9% increase and EBITDA Margin was 25.7%. In local currency EBITDA increased 25.4%.

Nine Months ended September 30, 2017 vs. Nine Months ended September 30, 2016

Sales Volume reached 46.1 million unit cases, representing a 4.5% growth, explained by volume growths of all categories. Net Sales reached Ch$101,109 million, reflecting a 6.4% growth, which in part is explained by the effect upon translation of figures. In local currency Net Sales increased 10.1%, which is explained by the implementation of price increases during the period and the already mentioned growth in Sales Volume.

Cost of Sales increased 6.0%, and in local currency it increased 9.7%. This is mainly explained by (i) increased sugar costs, (ii) the shift in the mix towards products that carry a higher unit cost such as juices, water and others, and (iii) increased revenues which has a direct incidence over concentrate costs.

SG&As increased 2.5% in the reporting currency which is explained in part by the effect of the depreciation of the local currency against the reporting currency. In local currency they increased 5.9%, explained mainly by (i) greater labor costs, (ii) greater distribution freights, and (iii) greater marketing expenses, which were partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$18,281 million, an increase of 12.7% compared to the previous year. Operating Margin was 18.1%. In local currency Operating Income increased 17.1%.

EBITDA reached Ch$26,538 million a 5.7% increase compared to the previous year and EBITDA Margin was 26.2%. In local currency EBITDA increased 9.6%.

OTHER INFORMATION

•                                    Net Financial Income and Expense account recorded a Ch$11,563 million expense, which is compared to the Ch$10,989 million expenses for the same quarter of the previous year, explained by (i) a greater indebtedness level in Argentina and (ii) the effect on translation of figures which was partially offset lower financial indebtedness levels in Brazil.

•                                    Results by Investment in Related Companies account went from a Ch$203 million loss to a Ch$586 million loss, which is mainly explained higher losses in equity investees in Brazil.

•                                    Other Income and Expenses account recorded a Ch$3,539 million loss compared to the Ch$5,991 million loss reported during the same quarter of the previous year. This is mainly explained by lower write-offs of property, plant & equipment, partially offset by greater contingency provisions mainly in Brazil.

•                                    Results by Adjustment Units and Exchange Rate Differences account went from a Ch$1,430 million loss to a Ch$248 million gain. This gain is mainly explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a negative variation (-0.03%) compared to the positive variation of the same quarter of the previous year (0.66%). This was partially offset by the negative impact of the lower net restatement of time deposits in UFs in Chile.

•                                    Income Tax went from -Ch$6,654 million to -Ch$7,194 million, mainly due to the Company’s increased income.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•                                    Total financial assets, amounted to US$290.6 million. Excluding the effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$195.4 million, which are invested in time deposits and short-term fixed income money markets. Excluding CCS in terms of currency exposure financial assets are 45.9% in Chilean Pesos, 18.9% in Brazilian Real, 14.9% in UFs, 8.1% in Paraguayan Guaraní, 7.6% in Argentine Pesos and 4.6% in U.S. Dollars.

•                                    Financial debt level reached US$1,182.9 million, US$575 million of which correspond to a bond on the international market, US$493.7 million to bonds in the local Chilean market and US$114.2 million correspond to bank debt. Financial debt, including the CCS effect is 63.2% denominated in UFs, 31.8% in Brazilian Real, 2.8% in Argentine Pesos, 1.4% in Chilean Pesos, 0.7% in U.S. Dollars, and 0.1% in Paraguayan Guaraní.

•                                    The Company’s Net Debt including the aforementioned CCS effect reached US$892.3 million.

RECENT EVENTS

•                                    In June, the Company was incorporated in the FTSE4Good Emerging Index, thanks to our commitment to the sustainable economic, social and environmental value creation. Created by the supplier of international indices FTSE Russell, the FTSE4Good series is designed to measure the performance of companies that demonstrate high impact practices in economic, social, and corporate governance matters. Coca-Cola Andina was one of the 21 Chilean companies that were selected to form part of this index and one of the two Chilean companies in the food and beverage sector. In total, FTSE4Good Emerging Index comprises 508 companies of different industries in emerging markets, representing a market capitalization of more than 4 billion dollars. FTSE4Good is used by a wide variety of investors to create and assess responsible investment funds. In recent years, the Company has received various prizes and awards for its sustainability performance. These include participation in the MILA Dow Jones sustainability index and DJSI Chile, as well as being elected in the in the Vigeo Eiris Emerging 70 Ranking.

•                                    In August, the prestigious magazine, Institutional Investor, announced the 2017 winners of the “Latin America Executive Team” ranking, which differentiates the best CEOs, CFOs, Investor Relations officers and IR teams in Latin America. This ranking is made through a survey between institutional investors and market analysts. In the case of Coca-Cola Andina, Paula Vicuña, in charge of the Company’s IR team, led the ranking in the category of IR professionals of the Food & Beverage sector mid cap. Additionally, Coca-Cola Andina’s IR Team, which she leads, also won first place in that same category.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Third Quarter’s Results as of September 30, 2017, on Thursday, October 26, 2017 at 9:00 am (New York time) - 10:00 am (Santiago time).

To participate please dial: USA 1 (877) 888-4291 - International (outside USA) 1 (785) 424-1878 - Access Code: ANDINA. A replay of this conference call will be available until midnight (Eastern Time) of November 10, 2017. To obtain the replay please dial: USA 1-844-488-7474 — International (Outside U.S.A.) 1 (862) 902-0129. Access Code: 92292126. The audio will be available on the Company’s website: www.koandina.com beginning Thursday, October 26, 2017.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2016 more than 4.4 billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	July-September 2017					July-September 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	52.3	56.9	47.2	15.9	172.4	53.6	61.9	48.9	14.1	178.6	-3.5%

Net sales	123,447	137,080	122,196	35,446	417,902	124,857	149,475	118,707	30,285	422,830	-1.2%
Cost of sales	(74,915)	(85,535)	(65,888)	(21,772)	(247,844)	(75,412)	(92,703)	(63,478)	(18,459)	(249,557)	-0.7%
Gross profit	48,531	51,545	56,308	13,674	170,058	49,446	56,772	55,229	11,827	173,273	-1.9%
Gross margin	39.3%	37.6%	46.1%	38.6%	40.7%	39.6%	38.0%	46.5%	39.1%	41.0%
Distribution and administrative expenses	(36,248)	(37,494)	(44,008)	(7,231)	(124,981)	(37,016)	(42,512)	(43,982)	(7,053)	(130,562)	-4.3%

Corporate expenses (2)					(1,221)					(1,108)	10.2%
Operating income (3)	12,283	14,051	12,300	6,443	43,856	12,430	14,260	11,247	4,774	41,603	5.4%
Operating margin	10.0%	10.3%	10.1%	18.2%	10.5%	10.0%	9.5%	9.5%	15.8%	9.8%
EBITDA (4)	22,963	20,905	16,599	9,118	68,363	23,184	20,996	15,404	7,604	66,081	3.5%
EBITDA margin	18.6%	15.3%	13.6%	25.7%	16.4%	18.6%	14.0%	13.0%	25.1%	15.6%

Financial (expenses) income (net)					(11,563)					(10,989)	5.2%
Share of (loss) profit of investments accounted for using the equity method					(586)					(203)	188.1%
Other income (expenses) (5)					(3,539)					(5,991)	-40.9%
Results by readjustement unit and exchange rate difference					248					(1,430)	117.4%

Net income before income taxes					28,417					22,991	23.6%

Income tax expense					(7,194)					(6,654)	8.1%

Net income					21,223					16,337	29.9%

Net income attributable to non-controlling interests					1					(549)	100.2%
Net income attributable to equity holders of the parent					21,224					15,788	34.4%
Net margin					5.1%					3.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					22.4					16.7
EARNINGS PER ADS					134.5					100.1	34.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million   US$, except per share)

	Exch. Rate :	642.27					Exch. Rate :	661.63

	July-September 2017					July-September 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	52.3	56.9	47.2	15.9	172.4	53.6	61.9	48.9	14.1	178.6	-3.5%

Net sales	192.2	213.4	190.3	55.2	650.7	188.7	225.9	179.4	45.8	639.1	1.8%
Cost of sales	(116.6)	(133.2)	(102.6)	(33.9)	(385.9)	(114.0)	(140.1)	(95.9)	(27.9)	(377.2)	2.3%
Gross profit	75.6	80.3	87.7	21.3	264.8	74.7	85.8	83.5	17.9	261.9	1.1%
Gross margin	39.3%	37.6%	46.1%	38.6%	40.7%	39.6%	38.0%	46.5%	39.1%	41.0%
Distribution and administrative expenses	(56.4)	(58.4)	(68.5)	(11.3)	(194.6)	(55.9)	(64.3)	(66.5)	(10.7)	(197.3)	-1.4%

Corporate expenses (2)					(1.9)					(1.7)	13.5%
Operating income (3)	19.1	21.9	19.2	10.0	68.3	18.8	21.6	17.0	7.2	62.9	8.6%
Operating margin	10.0%	10.3%	10.1%	18.2%	10.5%	10.0%	9.5%	9.5%	15.8%	9.8%
EBITDA (4)	35.8	32.5	25.8	14.2	106.4	35.0	31.7	23.3	11.5	99.9	6.6%
EBITDA margin	18.6%	15.3%	13.6%	25.7%	16.4%	18.6%	14.0%	13.0%	25.1%	15.6%

Financial (expenses) income (net)					(18.0)					(16.6)	8.4%
Share of (loss) profit of investments accounted for using the equity method					(0.9)					(0.3)	196.8%
Other income (expenses) (5)					(5.5)					(9.1)	-39.1%
Results by readjustement unit and exchange rate difference					0.4					(2.2)	117.9%

Net income before income taxes					44.2					34.7	27.3%

Income tax expense					(11.2)					(10.1)	11.4%

Net income					33.0					24.7	33.8%

Net income attributable to non-controlling interests					0.0					(0.8)	100.2%
Net income attributable to equity holders of the parent					33.0					23.9	38.5%
Net margin					5.1%					3.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.03					0.03
EARNINGS PER ADS					0.21					0.15	38.5%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	January-September 2017					January-September 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	163.8	177.0	148.4	46.1	535.3	164.5	196.3	156.2	44.1	561.0	-4.6%

Net sales	393,039	439,460	392,350	101,109	1,324,581	381,176	424,717	359,021	95,066	1,258,348	5.3%
Cost of sales	(235,731)	(267,333)	(212,016)	(60,721)	(774,425)	(226,273)	(260,912)	(193,248)	(57,274)	(736,077)	5.2%
Gross profit	157,309	172,127	180,333	40,388	550,156	154,903	163,804	165,773	37,792	522,272	5.3%
Gross margin	40.0%	39.2%	46.0%	39.9%	41.5%	40.6%	38.6%	46.2%	39.8%	41.5%
Distribution and administrative expenses	(113,010)	(116,938)	(137,663)	(22,107)	(389,717)	(111,453)	(115,120)	(129,392)	(21,568)	(377,533)	3.2%

Corporate expenses (2)					(3,807)					(3,723)	2.2%
Operating income (3)	44,299	55,189	42,670	18,281	156,632	43,450	48,684	36,381	16,224	141,016	11.1%
Operating margin	11.3%	12.6%	10.9%	18.1%	11.8%	11.4%	11.5%	10.1%	17.1%	11.2%
EBITDA (4)	76,197	76,529	56,003	26,538	231,460	74,718	67,819	48,656	25,107	212,575	8.9%
EBITDA margin	19.4%	17.4%	14.3%	26.2%	17.5%	19.6%	16.0%	13.6%	26.4%	16.9%

Financial (expenses) income (net)					(32,762)					(30,731)	6.6%
Share of (loss) profit of investments accounted for using the equity method					351					44	694.0%
Other income (expenses) (5)					(14,432)					(17,653)	-18.2%
Results by readjustement unit and exchange rate difference					(2,594)					(5,547)	-53.2%

Net income before income taxes					107,195					87,128	23.0%

Income tax expense					(32,797)					(31,841)	3.0%

Net income					74,398					55,287	34.6%

Net income attributable to non-controlling interests					(671)					(1,140)	-41.1%
Net income attributable to equity holders of the parent					73,727					54,147	36.2%
Net margin					5.6%					4.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					77.9					57.2
EARNINGS PER ADS					467.3					343.2	36.2%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine  Months Results for the period ended September 30, IFRS GAAP

(In nominal million   US$, except per share)

	Exch. Rate :	653.84					Exch. Rate :	680.39

	January-September 2017					January-September 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	163.8	177.0	148.4	46.1	535.3	164.5	196.3	156.2	44.1	561.0	-4.6%

Net sales	601.1	672.1	600.1	154.6	2,025.8	560.2	624.2	527.7	139.7	1,849.4	9.5%
Cost of sales	(360.5)	(408.9)	(324.3)	(92.9)	(1,184.4)	(332.6)	(383.5)	(284.0)	(84.2)	(1,081.8)	9.5%
Gross profit	240.6	263.3	275.8	61.8	841.4	227.7	240.7	243.6	55.5	767.6	9.6%
Gross margin	40.0%	39.2%	46.0%	39.9%	41.5%	40.6%	38.6%	46.2%	39.8%	41.5%
Distribution and administrative expenses	(172.8)	(178.8)	(210.5)	(33.8)	(596.0)	(163.8)	(169.2)	(190.2)	(31.7)	(554.9)	7.4%

Corporate expenses (2)					(5.8)					(5.5)	6.4%
Operating income (3)	67.8	84.4	65.3	28.0	239.6	63.9	71.6	53.5	23.8	207.3	15.6%
Operating margin	11.3%	12.6%	10.9%	18.1%	11.8%	11.4%	11.5%	10.1%	17.1%	11.2%
EBITDA (4)	116.5	117.0	85.7	40.6	354.0	109.8	99.7	71.5	36.9	312.4	13.3%
EBITDA margin	19.4%	17.4%	14.3%	26.2%	17.5%	19.6%	16.0%	13.6%	26.4%	16.9%

Financial (expenses) income (net)					(50.1)					(45.2)	10.9%
Share of (loss) profit of investments accounted for using the equity method					0.5					0.1	726.3%
Other income (expenses) (5)					(22.1)					(25.9)	-14.9%
Results by readjustement unit and exchange rate difference					(4.0)					(8.2)	-51.3%

Net income before income taxes					163.9					128.1	28.0%

Income tax expense					(50.2)					(46.8)	7.2%

Net income					113.8					81.3	40.0%

Net income attributable to non-controlling interests					(1.0)					(1.7)	-38.8%
Net income attributable to equity holders of the parent					112.8					79.6	41.7%
Net margin					5.6%					4.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.12					0.08
EARNINGS PER ADS					0.71					0.50	41.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2017 IFRS GAAP

(In nominal local currency of each period)

	July-September 2017				July-September 2016
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	52.3	56.9	47.2	15.9	53.6	61.9	48.9	14.1

NET SALES	123,447	676.0	3,293.5	309,705	124,857	733.1	2,681.8	253,757
Cost of sales	(74,915)	(421.7)	(1,775.6)	(190,299)	(75,412)	(454.7)	(1,434.0)	(154,684)
Gross profit	48,531	254.3	1,517.9	119,407	49,446	278.4	1,247.8	99,074
Gross margin	39.3%	37.6%	46.1%	38.6%	39.6%	38.0%	46.5%	39.0%
Distribution and administrative expenses	(36,248)	(184.9)	(1,185.3)	(62,843)	(37,016)	(208.6)	(993.8)	(59,035)

Operating income (1)	12,283	69.4	332.6	56,563	12,430	69.8	254.0	40,039
Operating margin	10.0%	10.3%	10.1%	18.3%	10.0%	9.5%	9.5%	15.8%
EBITDA (2)	22,963	103.2	447.8	79,969	23,184	102.9	347.9	63,767
EBITDA margin	18.6%	15.3%	13.6%	25.8%	18.6%	14.0%	13.0%	25.1%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2017 IFRS GAAP

(In nominal local currency of each period)

	January-September 2017				January-September 2016
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	163.8	177.0	148.4	46.1	164.5	196.3	156.2	44.1

NET SALES	393,039	2,132.0	9,723.7	869,156	381,176	2,217.4	7,666.0	789,492
Cost of sales	(235,731)	(1,297.3)	(5,253.0)	(521,760)	(226,273)	(1,362.3)	(4,129.8)	(475,712)
Gross profit	157,309	834.7	4,470.7	347,395	154,903	855.1	3,536.1	313,780
Gross margin	40.0%	39.2%	46.0%	40.0%	40.6%	38.6%	46.1%	39.7%
Distribution and administrative expenses	(113,010)	(567.6)	(3,413.9)	(189,565)	(111,453)	(598.3)	(2,768.0)	(179,041)

Operating income (1)	44,299	267.1	1,056.8	157,830	43,450	256.8	768.1	134,738
Operating margin	11.3%	12.5%	10.9%	18.2%	11.4%	11.6%	10.0%	17.1%
EBITDA (2)	76,197	370.7	1,387.1	228,607	74,718	356.5	1,031.0	208,511
EBITDA margin	19.4%	17.4%	14.3%	26.3%	19.6%	16.1%	13.4%	26.4%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

				Variation %
ASSETS	9/30/2017	12/31/2016	9/30/2016	12/31/2016	9/30/2016

Cash + Time deposits + market. Securit.	126,670	201,417	148,010	-37.1%	-14.4%
Account receivables (net)	161,270	196,313	158,063	-17.9%	2.0%
Inventories	140,639	144,709	145,662	-2.8%	-3.4%
Other current assets	11,993	10,304	16,633	16.4%	-27.9%
Total Current Assets	440,572	552,742	468,367	-20.3%	-5.9%

Property, plant and equipment	1,361,846	1,320,867	1,300,047	3.1%	4.8%
Depreciation	(694,807)	(654,716)	(651,936)	6.1%	6.6%
Total Property, Plant, and Equipment	667,039	666,151	648,111	0.1%	2.9%

Investment in related companies	102,405	77,198	71,817	32.7%	42.6%
Goodwill	100,384	102,920	102,131	-2.5%	-1.7%
Other long term assets	790,199	800,099	805,878	-1.2%	-1.9%
Total Other Assets	992,987	980,216	979,825	1.3%	1.3%

TOTAL ASSETS	2,100,599	2,199,110	2,096,303	-4.5%	0.2%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	9/30/2017	12/31/2016	9/30/2016	12/31/2016	9/30/2016

Short term bank liabilities	30,333	20,610	22,141	47.2%	37.0%
Current portion of bonds payable	14,409	26,730	20,534	-46.1%	-29.8%
Other financial liabilities	3,432	4,015	6,055	-14.5%	-43.3%
Trade accounts payable and notes payable	257,331	286,957	203,118	-10.3%	26.7%
Other liabilities	70,686	81,223	67,368	-13.0%	4.9%
Total Current Liabilities	376,191	419,534	319,216	-10.3%	17.8%

Long term bank liabilities	14,054	17,736	23,688	-20.8%	-40.7%
Bonds payable	662,326	685,684	680,066	-3.4%	-2.6%
Other financial liabilities	16,079	18,150	18,495	-11.4%	-13.1%
Other long term liabilities	204,857	215,835	217,159	-5.1%	-5.7%
Total Long Term Liabilities	897,316	937,405	939,408	-4.3%	-4.5%

Minority interest	21,804	21,564	21,590	1.1%	1.0%

Stockholders’ Equity	805,287	820,606	816,089	-1.9%	-1.3%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,100,599	2,199,110	2,096,303	-4.5%	0.2%

Financial Highlights

(In nominal million Chilean Pesos)

ADDITIONS TO FIXED ASSETS	9/30/2017	12/31/2016	9/30/2016

Chile	36,045	42,432	31,063
Brazil	47,538	39,517	22,003
Argentina	22,006	37,030	28,558
Paraguay	6,034	9,240	6,889
	111,623	128,217	88,512

DEBT RATIOS	9/30/2017	12/31/2016	9/30/2016

Financial Debt / Total Capitalization	0.47	0.48	0.48
Financial Debt / EBITDA L12M	2.25	2.49	2.50
*EBITDA L12M+Interest Income/Interest Expense L12M	6.32	6.24	6.42

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, October 25, 2017